Exhibit 99.1

JOYY Reports Third Quarter 2021 Unaudited Financial Results

November 18, 2021

Singapore, November 18, 2021 (GLOBE NEWSWIRE) -- JOYY Inc. (NASDAQ: YY) (“JOYY” or the “Company”, formerly known as YY Inc.), a global video-based social media company, today announced its unaudited financial results for the third quarter of 2021.

Third quarter 2021 Financial Highlights1

●	Net revenues increased by 21.7% to US$650.5 million from US$534.4 million in the corresponding period of 2020.

●     Net Income from continuing operations attributable to controlling interest of JOYY2 was US$7.5 million, compared to US$191.0 million in the corresponding period of 2020. Net income from continuing operations attributable to controlling interest of JOYY was higher in the third quarter of 2020 primarily due to the gain from partial disposal of investments in Huya in the third quarter of 2020.

●     Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY3 was US$35.1 million, compared to non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY of US$26.6 million in the corresponding period of 2020, primarily as a result of BIGO turning profits on a non-GAAP basis since the first quarter of 2021.

Third Quarter 2021 Operational Highlights

●     Global average mobile MAUs4 decreased by 17.2% to 288.8 million from 348.9 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, which included Bigo Live, Likee and Hago, and reduced spending on user acquisition via advertisement.

●    Average mobile MAUs of Likee decreased by 26.2% to 76.8 million from 104.0 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, and reduced spending on user acquisition via advertisement.

●    Average mobile MAUs of Bigo Live increased by 10.7% to 31.0 million from 28.0 million in the corresponding period of 2020, primarily due to the increase in MAUs outside India, partially offset by the impact of the Indian government’s measures to block Chinese-owned apps in its local market.

●    Average mobile MAUs of Hago decreased by 52.4% to 10.8 million from 22.7 million in the corresponding period of 2020, primarily due to the impact of the Indian government’s measures to block Chinese-owned apps in its local market, and reduced spending on user acquisition via advertisement.

●    Total number of paying users of BIGO (including Bigo Live, Likee and imo)5 increased by 12.0% to 1.52 million from 1.35 million in the corresponding period of 2020.

●    Average revenue per paying user of BIGO (including Bigo Live, Likee and imo)6 increased to US$307.9 from US$305.5 in the corresponding period of 2020.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, commented, “Despite the recent volatility in the macro environment and the increased uncertainty due to COVID-19, our persistent execution of our globalization strategy helped us achieve substantial progress on multiple fronts. Our efforts of enhancing our diversified and localized content ecosystem have helped Bigo Live further expand its product reach and user base, while continuing the cultivation of talented content creators and effectively increasing engagement levels in Likee’s content community. Through the combination of improved synergy among various products, enhanced operating leverage, and prudent marketing strategy, we have achieved a steady expansion in profitability, for both BIGO segment and for the entire group.

Going forward, we remain committed to our long-term vision and corporate mission. We will continue to cultivate our localized content and social ecosystems, nurture interest-based interactive social connections, and pursue long-term sustainable growth for our global business.”

Third Quarter 2021 Financial Results

NET REVENUES

Net revenues increased by 21.7% to US$650.5 million in the third quarter of 2021 from US$534.4 million in the corresponding period of 2020, primarily driven by the growth of live streaming revenues from BIGO.

Live streaming revenues increased by 19.7% to US$612.2 million in the third quarter of 2021 from US$511.4 million in the corresponding period of 2020, primarily attributable to the continued growth of BIGO’s paying users.

Other revenues increased by 66.8% to US$38.4 million in the third quarter of 2021 from US$23.0 million in the corresponding period of 2020.

COST OF REVENUES AND GROSS PROFIT

Cost of revenues increased by 16.1% to US$439.8 million in the third quarter of 2021 from US$378.9 million in the corresponding period of 2020. Revenue-sharing fees and content costs increased to US$290.1 million in the third quarter of 2021 from US$234.0 million in the corresponding period of 2020 as a result of the increase in live streaming revenues of the Company. Bandwidth costs decreased to US$19.0 million in the third quarter of 2021 from US$27.6 million in the corresponding period of 2020, primarily due to the improvement in bandwidth usage efficiency by the Company and the termination of bandwidth usage for users in India as a result of its measures to block certain Chinese-owned mobile apps commencing from late June 2020, partially offset by the continued user base expansion outside India.

Gross profit increased by 35.5% to US$210.8 million in the third quarter of 2021 from US$155.5 million in the corresponding period of 2020. Gross margin improved to 32.4% in the third quarter of 2021 from 29.1% in the corresponding period of 2020. The increase in gross margin was mainly due to lower bandwidth costs with improved efficiency.

OPERATING INCOME

Operating expenses were US$208.7 million in the third quarter of 2021, compared to US$249.4 million in the corresponding period of 2020. Among the operating expenses, sales and marketing expenses decreased to US$106.3 million in the third quarter of 2021 from US$134.6 million in the corresponding period of 2020, primarily due to the Company’s reduced spending on user acquisition via advertisement for Likee and Hago.

Operating income was US$6.9 million in the third quarter of 2021, compared to operating loss of US$89.3 million in the corresponding period of 2020. Operating income margin was 1.1% in the third quarter of 2021, compared to operating loss margin of 16.7% in the corresponding period of 2020, primarily as a result of BIGO turning profits since the second quarter of 2021.

Non-GAAP operating income7 was US$31.3 million in the third quarter of 2021, compared to non-GAAP operating loss of US$39.5 million in the corresponding period of 2020. Non-GAAP operating income margin8 was 4.8% in the third quarter of 2021, compared to non-GAAP operating loss margin of 7.4% in the corresponding period of 2020.

NET INCOME

Net income from continuing operations attributable to controlling interest of JOYY was US$7.5 million in the third quarter of 2021, compared to US$191.0 million in the corresponding period of 2020. The margin of net income from continuing operations attributable to controlling interest of JOYY was 1.2% in the third quarter of 2021, compared to 35.7% in the corresponding period of 2020. Net income from continuing operations attributable to controlling interest of JOYY and its margin were higher in the third quarter of 2020, primarily due to the gain from partial disposal of investments in Huya and the loss resulting from disposal of an investment in the third quarter of 2021.

Non-GAAP net income from continuing operations attributable to controlling interest and common shareholders of JOYY was US$35.1 million in the third quarter of 2021, compared to non-GAAP net loss from continuing operations attributable to controlling interest and common shareholders of JOYY of US$26.6 million in the corresponding period of 2020. Non-GAAP net income margin9 was 5.4% in the third quarter of 2021, compared to non-GAAP net loss margin of 5.0% in the corresponding period of 2020.

NET INCOME PER ADS

Diluted net income from continuing operations per ADS10 was US$0.07 in the third quarter of 2021, compared to US$2.22 in the corresponding period of 2020.

Non-GAAP diluted net income from continuing operations per ADS11 was US$0.42 in the third quarter of 2021, compared to non-GAAP diluted net loss of US$0.33 in the corresponding period of 2020.

BALANCE SHEET AND CASH Flows

As of September 30, 2021, the Company had cash and cash equivalents, restricted cash and cash equivalents, short-term deposits, restricted short-term deposits and short-term investments of US$4,854.7 million. For the third quarter of 2021, net cash from operating activities was US$77.6 million.

SHARES OUTSTANDING

As of September 30, 2021, the Company had a total of 1,559.2 million common shares, or the equivalent of 78.0 million ADSs, outstanding.

Business Outlook

For the fourth quarter of 2021, the Company expects net revenues to be between US$652 million and US$661 million, representing a year-over-year growth of 14.7% to 16.3%. This guidance excludes the revenue contribution from Huya and YY Live in the same period of last year. This forecast considers the potential impact of the COVID-19 pandemic and reflects the Company’s current and preliminary views on the market and operational conditions, which are subject to changes, particularly as to the potential impact of the COVID-19 on the global economy and users’ paying capabilities.

Quarterly Dividend

On August 11, 2020, the Company’s board of directors approved a quarterly dividend policy for the next three years commencing in the third quarter of 2020. Aggregating such quarterly cash dividend under another adopted quarterly dividend policy with the quarterly cash dividend announced on November 16, 2020, the board of directors has accordingly declared a dividend of US$0.51 per ADS, or US$0.0255 per common share, for the third quarter of 2021, which is expected to be paid on December 23, 2021 to shareholders of record as of the close of business on December 10, 2021. The ex-dividend date will be December 9, 2021. Under the policy, the board of directors of the Company reserves the discretion relating to the determination to make dividend distributions and the amount of such distributions in any particular quarter, depending on the Company’s operations and earnings, cash flow, financial condition and other relevant factors.

Recent Developments

Share Repurchase Program

In May 2020, the Company announced that its board of directors has authorized to extend its then existing share repurchase program, as previously approved by the board of directors in August 2019, for another 12-month period upon its original expiry date under which the Company may repurchase up to US$300 million of its shares between August 2019 and August 2021. As of September 30, 2021, such share repurchase program already expired. The Company had almost fully executed this share repurchase program and repurchased approximately US$300 million of its shares.

In September 2021, the Company announced that its board of directors has authorized a new share repurchase plan under which the Company may repurchase up to US$200 million of its shares between September 2021 and September 2022. As of September 30, 2021, the Company had repurchased approximately US$16.7 million of its shares.

In November 2021, the board of directors of the Company has further authorized an additional share repurchase plan under which the Company may repurchase up to US$1 billion of its shares between November 2021 and November 2022.

The share repurchases may be made from time to time in the open market at prevailing market prices, in privately negotiated transactions, in block trades and/or through other legally permissible means, depending on market conditions and in accordance with applicable rules and regulations. JOYY’s board of directors will review the share repurchase plan periodically, and may authorize adjustment of its terms and size. The Company expects to fund repurchases made under those plans from its existing funds.

Conference Call Information

The Company will hold a conference call at 9:00 PM U.S. Eastern Time on Wednesday, November 17, 2021 (10:00 AM Singapore/Hong Kong Time on Thursday, November 18, 2021). Details for the conference call are as follows:

Event Title: JOYY Inc. Third Quarter 2021 Earnings Conference Call

Conference ID: #4142726

All participants must use the link provided below to complete the online registration process in advance of the conference call. Upon registering, each participant will receive a set of participant dial-in numbers, the Direct Event passcode, and a unique registrant ID by email.

PRE-REGISTER LINK:

http://apac.directeventreg.com/registration/event/4142726

A live and archived webcast of the conference call will also be available at the Company’s investor relations website at https://ir.joyy.com.

The replay will be accessible through November 25, 2021 by dialing the following numbers:

United States:	+1-646-254-3697
International:	+61-2-8199-0299
Conference ID:	#4142726

About JOYY Inc.

JOYY is a leading global social media company that enables users to interact with each other in real time through online live media. On a mission to connect people and enrich their lives through video, JOYY currently operates several social products, including Bigo Live for live streaming, Likee for short-form videos, Hago for multiplayer social interaction and entertainment, and instant messaging product and others. The Company has created a highly engaging and vibrant user community for users across the globe. JOYY was listed on the NASDAQ in November 2012.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JOYY’s strategic and operational plans, contain forward-looking statements. JOYY may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (“SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to fourth parties. Statements that are not historical facts, including statements about JOYY’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JOYY’s goals and strategies; JOYY’s future business development, results of operations and financial condition; the expected growth of the online communication social platform market in China; the expectation regarding the rate at which to gain active users, especially paying users; JOYY’s ability to monetize the user base; fluctuations in general economic and business conditions in China; the impact of the COVID-19 to JOYY’s business operations and the economy in China and elsewhere generally; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in JOYY’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JOYY does not undertake any obligation to update any forward- looking statement, except as required under applicable law.

Use of Non-GAAP Financial Measures

The unaudited condensed consolidated financial information is prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). JOYY uses non-GAAP operating income, non-GAAP operating (loss) margin, non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY, non-GAAP net (loss) margin attributable to controlling interest of JOYY, non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY, and basic and diluted non-GAAP net income (loss) per ADS, which are non-GAAP financial measures. Non-GAAP operating income (loss) is operating income (loss) excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, and gain on disposal of subsidiaries and business. Non-GAAP operating (loss) margin is non-GAAP operating income as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations is net income (loss) from continuing operations excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, and income tax effects of above non-GAAP reconciling items. Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is net income (loss) from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. Non-GAAP net (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues. Non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY is net income (loss) from continuing operations attributable to common shareholders of JOYY excluding share-based compensation expenses, impairment of goodwill and investments, amortization of intangible assets from business acquisitions, (loss) gain on disposal and deemed disposal of subsidiaries and business, gain on disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders and income tax effects of above non-GAAP reconciling items and adjustments for non-GAAP reconciling items for the net (loss) income from continuing operations attributable to non-controlling interest shareholders. After the non-GAAP reconciliation, non-GAAP net income (loss) from continuing operations attributable to controlling interests of JOYY is equal to the non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY. Basic and diluted non-GAAP net income (loss) from continuing operations per ADS is non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of basic and diluted net income per ADS. The Company believes that separate analysis and exclusion of the non-cash impact of above reconciling items adds clarity to the constituent parts of its performance. The Company reviews these non-GAAP financial measures together with GAAP financial measures to obtain a better understanding of its operating performance. It uses the non-GAAP financial measure for planning, forecasting and measuring results against the forecast. The Company believes that non-GAAP financial measure is useful supplemental information for investors and analysts to assess its operating performance without the non-cash effect of (i) share-based compensation expenses and amortization of intangible assets from business acquisitions, fair value change on derivatives, interest expenses related to the convertible bonds’ amortization to face value, which have been and will continue to be significant recurring expenses in its business, (ii) impairment of goodwill and investments, gain on disposal of subsidiaries and business, (loss) gain on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments, and accretion, cumulative dividend and deemed dividend to subsidiaries’ preferred shareholders, which may not be recurring in its business, and (iii) income tax expenses and non-GAAP adjustments for net income (loss) from continuing operations attributable to non-controlling interest shareholders, which are affected by above non-GAAP reconciling items. However, the use of non-GAAP financial measures has material limitations as an analytical tool. One of the limitations of using non-GAAP financial measures is that they do not include all items that impact the Company’s net income (loss) for the period. In addition, because non-GAAP financial measures are not measured in the same manner by all companies, they may not be comparable to other similar titled measures used by other companies. In light of the foregoing limitations, you should not consider non-GAAP financial measure in isolation from or as an alternative to the financial measure prepared in accordance with U.S. GAAP.

The presentation of these non-GAAP financial measures is not intended to be considered in isolation from, or as a substitute for, the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “JOYY Inc. Reconciliation of GAAP and Non-GAAP Results” near the end of this release.

Investor Relations Contact

JOYY Inc.

Jane Xie/Maggie Yan

Email: joyy-ir@joyy.com

ICR, Inc.

Robin Yang

Email: joyy@icrinc.com

1   Starting from the second quarter of 2020, the Company deconsolidated HUYA Inc. (NYSE: HUYA) (“Huya”) and Huya’s historical financial results were reflected in the Company’s consolidated financial statements as discontinued operations accordingly. The financial information and non-GAAP financial information of the Company disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated. After the deconsolidation of Huya, the Company accounted for its investment in Huya as an equity method investment and applied the equity method of accounting one quarter in arrears. Share of income or loss from the investment in Huya was included in net income or loss from continuing operations.

On November 16, 2020, the Company entered into definitive agreements with Baidu, Inc. (Nasdaq: BIDU) (“Baidu”). Pursuant to the agreements, Baidu would acquire JOYY’s domestic video-based entertainment live streaming business (“YY Live”), which includes YY mobile app, YY.com website and PC YY, among others, for an aggregate purchase price of approximately US$3.6 billion in cash, subject to certain adjustments. Subsequently, the sale was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, the historical financial results of YY Live are reflected in the Company’s consolidated financial statements as discontinued operations and the Company ceased consolidation of YY Live business since February 8, 2021. The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

For the avoidance of confusion, the continuing operations for the three months ended September 30, 2020, June 30, 2021 and September 30, 2021, the nine months ended September 30, 2020 and September 30, 2021 as presented in this press release primarily consisted of BIGO, excluding Huya and YY Live. Due to the reasons mentioned above, the results of operations for the three months ended September 30, 2020 presented in this press release are not identical to the ones previously announced by the Company.

2   Net income (loss) from continuing operations attributable to controlling interest of JOYY, is net income (loss) from continuing operations less net (loss) income from continuing operations attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders.

3   Non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY is a non-GAAP financial measure, which is defined as net loss from continuing operations attributable to controlling interest of JOYY excluding share-based compensation expenses, impairment of goodwill and investment, amortization of intangible assets from business acquisitions, gain on disposal of subsidiaries and business, gain (loss) on disposal and deemed disposal of investments, gain (loss) on fair value change of investments, reconciling items on the share of equity method investments which refer to those similar non-GAAP reconciling items of the Company, fair value change on derivatives, interest expenses related to the convertible bonds amortization to face value, income tax effects on non-GAAP adjustments and non-GAAP adjustments for net (loss) income attributable to non-controlling interest shareholders. These adjustments amounted to US$27.6 million and a reversal of US$217.6 million in the third quarter of 2021 and 2020, respectively. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for more details.

4   Refers to mobile average monthly active users. Average mobile MAU for any period is calculated by dividing (i) the sum of the Company’s mobile active users for each month of such period, by (ii) the number of months in such period.

5   The paying users are calculated by number of paying users during a given period as the cumulative number of registered user accounts that have purchased virtual items or other products and services on platforms including Bigo Live, Likee and imo at least once during the relevant period.

6   Average revenue per user is calculated by dividing our total revenues from live streaming on platforms including Bigo Live, Likee and imo during a given period by the number of paying users for our live streaming services on these platforms for that period.

7   Non-GAAP operating income (loss) is a non-GAAP financial measure, which is defined as operating income (loss) excluding share-based compensation expenses, amortization of intangible assets from business acquisitions, impairment of goodwill and investments and gain on disposal of subsidiaries and business. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

8   Non-GAAP operating income (loss) margin is a non-GAAP financial measure, which is defined as non-GAAP operating income (loss) as a percentage of net revenues. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

9   Non-GAAP net income (loss) margin is non-GAAP net income (loss) from continuing operations attributable to controlling interest of JOYY as a percentage of net revenues.

10    ADS is American Depositary Share. Each ADS represents twenty Class A common shares of the Company. Diluted net income (loss) per ADS is net income (loss) attributable to common shareholders of JOYY divided by weighted average number of diluted ADS.

11    Non-GAAP diluted net income (loss) from continuing operations per ADS is a non-GAAP financial measure, which is defined as non-GAAP net income (loss) from continuing operations attributable to common shareholders of JOYY divided by weighted average number of ADS used in the calculation of diluted net income (loss) per ADS. Please refer to the section titled “Reconciliation of GAAP and Non-GAAP Results” for details.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(All amounts in thousands, except share, ADS and per ADS data)

	December 31, 2020	September 30, 2021
	US$	US$
Assets
Current assets
Cash and cash equivalents	1,742,749	2,885,722
Restricted cash and cash equivalents	13,733	296,437
Short-term deposits	1,325,068	1,129,240
Restricted short-term deposits	31,489	284
Short-term investments	489,101	543,029
Accounts receivable, net	142,999	139,085
Amounts due from related parties	611	32,540
Financing receivables, net	172	19,777
Prepayments and other current assets	102,872	204,882
Assets held for sale(1)	52,528	-

Total current assets	3,901,322	5,250,996

Non-current assets
Investments	1,239,354	962,000
Property and equipment, net	401,661	377,215
Land use rights, net	258,770	366,029
Intangible assets, net	344,214	324,088
Right-of-use assets, net	21,579	20,177
Goodwill	1,872,083	1,956,505
Financing receivables, net	19,716	-
Other non-current assets	10,758	3,961
Assets held for sale(1)	25,500	-

Total non-current assets	4,193,635	4,009,975

Total assets	8,094,957	9,260,971

Liabilities, mezzanine equity and shareholders’ equity
Current liabilities
Accounts payable	20,956	20,459
Deferred revenue	67,230	55,903
Advances from customers	775	2,196
Income taxes payable	60,895	67,707
Accrued liabilities and other current liabilities	484,450	2,356,016
Amounts due to related parties	3,822	1,773
Lease liabilities due within one year	14,332	13,156
Short-term loans	112,549	-
Liabilities held for sale(1)	179,109	-

Total current liabilities	944,118	2,517,210

Non-current liabilities
Convertible bonds(2)	779,225	994,081
Lease liabilities	8,121	7,071
Deferred revenue	3,132	5,410
Deferred tax liabilities	42,422	32,882
Liabilities held for sale(1)	4,415	-

Total non-current liabilities	837,315	1,039,444

Total liabilities	1,781,433	3,556,654

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	December 31 2020	September 30 2021
	US$	US$

Mezzanine equity	72,617	64,583

Shareholders’ equity
Class A common shares (US$0.00001 par value; 10,000,000,000 and 10,000,000,000 shares authorized, 1,314,208,824 shares issued and 1,272,346,218 shares outstanding as of December 31, 2020; 1,317,840,464 shares issued and 1,232,647,965 shares outstanding as of September 30, 2021, respectively)	13	13
Class B common shares (US$0.00001 par value; 1,000,000,000 and 1,000,000,000 shares authorized, 326,509,555 and 326,509,555 shares issued and outstanding as of December 31, 2020 and September 30, 2021, respectively)	3	3
Treasury Shares (US$0.00001 par value; 41,862,606 and 85,192,499 shares held as of December 31, 2020 and September 30, 2021, respectively)	(139,528)	(309,020)
Additional paid-in capital	3,456,844	3,177,713
Statutory reserves	17,825	19,385
Retained earnings(2)	2,881,782	2,687,130
Accumulated other comprehensive income	18,471	25,197

Total JOYY Inc.’s shareholders’ equity	6,235,410	5,600,421

Non-controlling interests	5,497	39,313

Total shareholders’ equity	6,240,907	5,639,734

Total liabilities, mezzanine equity and shareholders’ equity	8,094,957	9,260,971

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, assets and liabilities to be disposed of in connection with this transaction were classified as held for sale as of December 31, 2020. The transaction was substantially completed on February 8, 2021, with certain customary matters remaining to be completed in the near future. As a result, JOYY has ceased consolidation of YY Live business since February 8, 2021 and classified all the related assets and liabilities subject to disposal and presented them on a net basis within prepayments and other current assets. The considerations received by the Company so far were recorded as advance payments received within accrued liabilities and other current liabilities.

(2)	On January 1, 2021, the Company adopted ASU 2020-06, “Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity” using modified-retrospective transition approach. Following the adoption of this guidance, a cumulative effect adjustment of US$86.7 million was credited to retained earnings as of January 1, 2021.

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Net revenues
Live streaming(1)	511,411	629,626	612,163	1,276,090	1,855,922
Others	23,006	32,088	38,382	73,820	99,420

Total net revenues	534,417	661,714	650,545	1,349,910	1,955,342

Cost of revenues(2)	(378,874)	(458,272)	(439,761)	(976,448)	(1,340,963)

Gross profit	155,543	203,442	210,784	373,462	614,379

Operating expenses(2)
Research and development expenses	(78,259)	(100,744)	(62,726)	(232,995)	(250,475)
Sales and marketing expenses	(134,568)	(112,151)	(106,275)	(359,009)	(355,830)
General and administrative expenses	(36,568)	(101,114)	(39,674)	(111,241)	(195,388)

Total operating expenses	(249,395)	(314,009)	(208,675)	(703,245)	(801,693)

Gain on disposal of subsidiaries	-	4,959	-	-	4,959
Other income	4,585	4,526	4,755	6,802	15,099

Operating (loss) income	(89,267)	(101,082)	6,864	(322,981)	(167,256)

Interest expenses	(19,506)	(3,602)	(3,450)	(55,926)	(11,210)
Interest income and investment income	21,919	23,489	24,462	61,008	69,961
Foreign currency exchange losses, net	(7,950)	(5,909)	(3,776)	(9,219)	(11,194)
Gain (loss) on disposal and deemed disposal of investments	294,423	676	(26,708)	308,140	(21,689)
(Loss) gain on fair value change of investments	(5,742)	(841)	(12,549)	142,058	(28,541)
Fair value change on derivatives	(4,280)	1,649	1	(2,490)	1,267
Other non-operating expenses	(144)	(381)	-	(2,467)	(381)

Gain (loss) before income tax expenses	189,453	(86,001)	(15,156)	118,123	(169,043)

Income tax expenses	(2,982)	(2,700)	(4,215)	(19,229)	(22,664)

Gain (loss) before share of income (loss) in equity method investments, net of income taxes	186,471	(88,701)	(19,371)	98,894	(191,707)

Share of income (loss) in equity method investments, net of income taxes	3,831	(23,974)	23,496	(1,223)	(5,929)

Net income (loss) from continuing operations	190,302	(112,675)	4,125	97,671	(197,636)

Net income from discontinued operations	141,447	-	-	1,284,627	35,567

Net income (loss)	331,749	(112,675)	4,125	1,382,298	(162,069)

Net loss (income) attributable to the non-controlling interest shareholders and the mezzanine equity classified as non-controlling interest shareholders	743	3,327	3,416	(7,524)	8,530

Net income (loss) attributable to controlling interest of JOYY Inc.	332,492	(109,348)	7,541	1,374,774	(153,539)

Including:
Net income (loss) from continuing operations attributable to controlling interest of JOYY Inc.	191,045	(109,348)	7,541	100,179	(189,106)
Net income from discontinued operations attributable to controlling interest of JOYY Inc.	141,447	-	-	1,274,595	35,567

Accretion of subsidiaries’ redeemable convertible preferred shares to redemption value	(1,391)	(1,345)	(1,250)	(4,173)	(3,986)
Cumulative dividend on subsidiary’s Series A Preferred Shares	(1,000)	(1,000)	(1,000)	(3,000)	(3,000)

Net income (loss) attributable to common shareholders of JOYY Inc.	330,101	(111,693)	5,291	1,367,601	(160,525)

Including:
Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	188,654	(111,693)	5,291	93,006	(196,092)
Net income from discontinued operations attributable to common shareholders of JOYY Inc.	141,447	-	-	1,274,595	35,567

JOYY INC.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (CONTINUED)

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Net income (loss) per ADS
—Basic	4.11	(1.43)	0.07	17.10	(2.05)
Continuing operations	2.35	(1.43)	0.07	1.16	(2.50)
Discontinued operations	1.76	-	-	15.94	0.45
—Diluted	3.74	(1.43)	0.07	16.72	(2.05)
Continuing operations	2.22	(1.43)	0.07	1.14	(2.50)
Discontinued operations	1.52	-	-	15.58	0.45

Weighted average number of ADS used in calculating net income (loss) per ADS
—Basic	80,262,892	77,997,827	78,362,550	79,949,342	78,517,918
—Diluted	93,076,688	77,997,827	79,241,210	81,755,738	78,517,918

(1)	Live streaming revenues by geographical areas were as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

PRC	87,374	111,479	123,486	241,128	346,525
Non-PRC	424,037	518,147	488,677	1,034,962	1,509,397

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Cost of revenues	1,355	3,075	1,554	4,099	6,117
Research and development expenses	10,731	7,921	5,319	33,527	18,242
Sales and marketing expenses	240	410	143	887	1,002
General and administrative expenses	12,731	(20,501)	1,877	27,730	(2,505)

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended			Nine Months Ended
	September 30, 2020	June 30, 2021	September 30, 2021	September 30, 2020	September 30, 2021
	US$	US$	US$	US$	US$

Operating (loss) income	(89,267)	(101,082)	6,864	(322,981)	(167,256)
Share-based compensation expenses	25,057	(9,095)	8,893	66,243	22,856
Amortization of intangible assets from business acquisitions	24,688	11,683	12,388	76,080	44,374
Impairment of investments	-	90,499	3,133	6,186	93,632
Gain on disposal of subsidiaries	-	(4,959)	-	-	(4,959)

Non-GAAP operating (loss) income	(39,522)	(12,954)	31,278	(174,472)	(11,353)

Net income (loss) from continuing operations	190,302	(112,675)	4,125	97,671	(197,636)
Share-based compensation expenses	25,057	(9,095)	8,893	66,243	22,856
Amortization of intangible assets from business acquisitions	24,688	11,683	12,388	76,080	44,374
Impairment of investments	-	90,499	3,133	6,186	93,632
Gain on disposal of subsidiaries	-	(4,959)	-	-	(4,959)
(Gain) loss on disposal and deemed disposal of investments	(294,423)	(676)	26,708	(308,140)	21,689
Loss (gain) on fair value change of investments	5,742	841	12,549	(142,058)	28,541
Reconciling items on the share of equity method investments	3,734	22,346	(35,682)	5,325	(5,972)
Fair value change on derivatives	4,280	(1,649)	(1)	2,490	(1,267)
Interest expenses related to the convertible bonds’ amortization to face value	15,545	713	714	45,281	2,121
Income tax effects on non-GAAP adjustments	(2,183)	(568)	(765)	6,755	(740)

Non-GAAP net (loss) income from continuing operations	(27,258)	(3,540)	32,062	(144,167)	2,639

Net income (loss) from continuing operations attributable to common shareholders of JOYY Inc.	188,654	(111,693)	5,291	93,006	(196,092)
Share-based compensation expenses	25,057	(9,095)	8,893	66,243	22,856
Amortization of intangible assets from business acquisitions	24,688	11,683	12,388	76,080	44,374
Impairment of investments	-	90,499	3,133	6,186	93,632
Gain on disposal of subsidiaries	-	(4,959)	-	-	(4,959)
(Gain) loss on disposal and deemed disposal of investments	(294,423)	(676)	26,708	(308,140)	21,689
Loss (gain) on fair value change of investments	5,742	841	12,549	(142,058)	28,541
Reconciling items on the share of equity method investments	3,734	22,346	(35,682)	5,325	(5,972)
Fair value change on derivatives	4,280	(1,649)	(1)	2,490	(1,267)
Interest expenses related to the convertible bonds’ amortization to face value	15,545	713	714	45,281	2,121
Accretion and cumulative dividend to subsidiaries’ preferred shareholders	2,391	2,345	2,250	7,173	6,986
Income tax effects on non-GAAP adjustments	(2,183)	(568)	(765)	6,755	(740)
Non-GAAP adjustments for net loss attributable to the non-controlling interest shareholders	(82)	(256)	(342)	4	(565)

Non-GAAP net (loss) income from continuing operations attributable to controlling interest and common shareholders of JOYY Inc.	(26,597)	(469)	35,136	(141,655)	10,604

Non-GAAP net (loss) income from continuing operations per ADS
—Basic	(0.33)	(0.01)	0.45	(1.77)	0.14
—Diluted	(0.33)	(0.01)	0.42	(1.77)	0.13
Weighted average number of ADS used in calculating Non-GAAP net (loss) income from continuing operations per ADS
—Basic	80,262,892	77,997,827	78,362,550	79,949,342	78,517,918
—Diluted	80,262,892	77,997,827	89,920,289	79,949,342	80,936,552

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	544,718	67,445	-	612,163
Others	24,031	14,351	-	38,382

Total net revenues	568,749	81,796	-	650,545

Cost of revenues(2)	(373,534)	(66,227)	-	(439,761)

Gross profit	195,215	15,569	-	210,784

Operating expenses(2)
Research and development expenses	(51,281)	(11,445)	-	(62,726)
Sales and marketing expenses	(88,945)	(17,330)	-	(106,275)
General and administrative expenses	(20,959)	(18,715)	-	(39,674)

Total operating expenses	(161,185)	(47,490)	-	(208,675)

Other income	4,024	731	-	4,755

Operating income (loss)	38,054	(31,190)	-	6,864

Interest expenses	(393)	(3,392)	335	(3,450)
Interest income and investment income	344	24,453	(335)	24,462
Foreign currency exchange losses, net	(2,689)	(1,087)	-	(3,776)
Fair value change on derivatives	1	-	-	1
Loss on disposal and deemed disposal of investments	-	(26,708)	-	(26,708)
Loss on fair value change of investments	-	(12,549)	-	(12,549)

Income (loss) before income tax expenses	35,317	(50,473)	-	(15,156)

Income tax expenses	(2,451)	(1,764)	-	(4,215)

Income (loss) before share of income in equity method investments, net of income taxes	32,866	(52,237)	-	(19,371)

Share of income in equity method investments, net of income taxes	-	23,496	-	23,496

Net income (loss) from continuing operations	32,866	(28,741)	-	4,125

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2021
	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	915	639	1,554
Research and development expenses	2,579	2,740	5,319
Sales and marketing expenses	(7)	150	143
General and administrative expenses	669	1,208	1,877

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2021

	Bigo	All other	Total
	US$	US$	US$

Operating income (loss)	38,054	(31,190)	6,864
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133

Non-GAAP operating income (loss)	53,435	(22,157)	31,278

Net income (loss) from continuing operations	32,866	(28,741)	4,125
Share-based compensation expenses	4,156	4,737	8,893
Amortization of intangible assets from business acquisitions	11,225	1,163	12,388
Impairment of investments	-	3,133	3,133
Loss on fair value change of investments	-	12,549	12,549
Loss on disposal and deemed disposal of investments	-	26,708	26,708
Reconciling items on the share of equity method investments	-	(35,682)	(35,682)
Fair value change on derivatives	(1)	-	(1)
Interest expenses related to the convertible bonds’ amortization to face value	-	714	714
Income tax effects on non-GAAP adjustments	1,388	(2,153)	(765)

Non-GAAP net income (loss) from continuing operations	49,634	(17,572)	32,062

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021

	Bigo	All other	Elimination(1)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	576,498	53,128	-	629,626
Others	21,273	10,815	-	32,088

Total net revenues	597,771	63,943	-	661,714

Cost of revenues(2)	(406,359)	(51,913)	-	(458,272)

Gross profit	191,412	12,030	-	203,442

Operating expenses(2)
Research and development expenses	(73,061)	(27,683)	-	(100,744)
Sales and marketing expenses	(96,673)	(15,478)	-	(112,151)
General and administrative expenses	6,126	(107,240)	-	(101,114)

Total operating expenses	(163,608)	(150,401)	-	(314,009)

Gain on disposal of subsidiaries	-	4,959	-	4,959
Other income	1,262	3,264	-	4,526

Operating income (loss)	29,066	(130,148)	-	(101,082)

Other non-operating expenses	-	(381)	-	(381)
Interest expenses	(624)	(3,348)	370	(3,602)
Interest income and investment income	245	23,614	(370)	23,489
Foreign currency exchange losses, net	(5,360)	(549)	-	(5,909)
Fair value change on derivatives	(45)	1,694	-	1,649
Gain on disposal and deemed disposal of investments	-	676	-	676
Loss on fair value change of investments	-	(841)	-	(841)

Income (loss) before income tax expenses	23,282	(109,283)	-	(86,001)

Income tax benefits (expenses)	352	(3,052)	-	(2,700)

Income (loss) before share of loss in equity method investments, net of income taxes	23,634	(112,335)	-	(88,701)

Share of loss in equity method investments, net of income taxes	-	(23,974)	-	(23,974)

Net income (loss) from continuing operations	23,634	(136,309)	-	(112,675)

(1)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(2)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	June 30, 2021

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	2,330	745	3,075
Research and development expenses	4,489	3,432	7,921
Sales and marketing expenses	208	202	410
General and administrative expenses	(22,619)	2,118	(20,501)

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	June 30, 2021

	Bigo	All other	Total
	US$	US$	US$

Operating income (loss)	29,066	(130,148)	(101,082)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)

Non-GAAP operating income (loss)	24,699	(37,653)	(12,954)

Net income (loss) from continuing operations	23,634	(136,309)	(112,675)
Share-based compensation expenses	(15,592)	6,497	(9,095)
Amortization of intangible assets from business acquisitions	11,225	458	11,683
Impairment of investments	-	90,499	90,499
Gain on disposal of subsidiaries	-	(4,959)	(4,959)
Loss on fair value change of investments	-	841	841
Gain on disposal and deemed disposal of investments	-	(676)	(676)
Reconciling items on the share of equity method investments	-	22,346	22,346
Fair value change on derivatives	45	(1,694)	(1,649)
Interest expenses related to the convertible bonds’ amortization to face value	-	713	713
Income tax effects on non-GAAP adjustments	128	(696)	(568)

Non-GAAP net income (loss) from continuing operations	19,440	(22,980)	(3,540)

JOYY INC.

UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020

	Bigo	All other(1)	Elimination(2)	Total
	US$	US$	US$	US$

Net revenues
Live streaming	473,124	38,287	-	511,411
Others	16,822	6,184	-	23,006

Total net revenues	489,946	44,471	-	534,417

Cost of revenues(3)	(337,303)	(41,571)	-	(378,874)

Gross profit	152,643	2,900	-	155,543

Operating expenses(3)
Research and development expenses	(48,014)	(30,245)	-	(78,259)
Sales and marketing expenses	(122,980)	(11,588)	-	(134,568)
General and administrative expenses	(27,424)	(9,144)	-	(36,568)

Total operating expenses	(198,418)	(50,977)	-	(249,395)

Other income	943	3,642	-	4,585
			-
Operating loss	(44,832)	(44,435)	-	(89,267)

Other non-operating expenses	-	(144)		(144)
Interest expenses	(1,804)	(18,350)	648	(19,506)
Interest income and investment income	20	22,547	(648)	21,919
Foreign currency exchange losses, net	(8,096)	146	-	(7,950)
Fair value change on derivatives	-	(4,280)	-	(4,280)
Gain on disposal and deemed disposal of investments	-	294,423	-	294,423
Loss on fair value change of investments	-	(5,742)	-	(5,742)

(Loss) income before income tax expenses	(54,712)	244,165	-	189,453

Income tax expense	(408)	(2,574)	-	(2,982)

(Loss) income before share of income in equity method investments, net of income taxes	(55,120)	241,591	-	186,471

Share of income in equity method investments, net of income taxes	-	3,831	-	3,831

Net (loss) income from continuing operations	(55,120)	245,422	-	190,302

(1)	As a result of the definitive agreements entered into with Baidu on the sale of YY Live, YY Live is represented as discontinued operations. YY segment is renamed as "all other" segment and has been recast to exclude the financial numbers of YY Live.

(2)	The elimination mainly consists of interest income and interest expenses generated from the loan between Bigo and all other segments.

(3)	Share-based compensation was allocated in cost of revenues and operating expenses as follows:

	Three Months Ended
	September 30, 2020

	Bigo	All other	Total
	US$	US$	US$

Cost of revenues	571	784	1,355
Research and development expenses	7,193	3,538	10,731
Sales and marketing expenses	141	99	240
General and administrative expenses	13,435	(704)	12,731

JOYY INC.

RECONCILIATION OF GAAP AND NON-GAAP RESULTS OF UNAUDITED SEGMENT REPORT

(All amounts in thousands, except share, ADS and per ADS data)

	Three Months Ended
	September 30, 2020

	Bigo	All other	Total
	US$	US$	US$

Operating loss	(44,832)	(44,435)	(89,267)
Share-based compensation expenses	21,340	3,717	25,057
Amortization of intangible assets from business acquisitions	24,688	-	24,688

Non-GAAP operating income (loss)	1,196	(40,718)	(39,522)

Net (loss) income from continuing operations	(55,120)	245,422	190,302
Share-based compensation expenses	21,340	3,717	25,057
Amortization of intangible assets from business acquisitions	24,688	-	24,688
Gain on disposal and deemed disposal of investments	-	(294,423)	(294,423)
Loss on fair value change of investments	-	5,742	5,742
Reconciling items on the share of equity method investments	-	3,734	3,734
Fair value change on derivatives	-	4,280	4,280
Interest expenses related to the convertible bonds’ amortization to face value	-	15,545	15,545
Income tax effects on non-GAAP adjustments	(1,137)	(1,046)	(2,183)

Non-GAAP net loss from continuing operations	(10,229)	(17,029)	(27,258)